DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

July 9, 2012

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Ms. Amanda Ravitz, Assistant Director

Re:	IMRIS Inc. Form 40-F for the fiscal year ended December 31, 2011 Filed March 2, 2012 File No. 1-34975

Dear Sirs and Mesdames:

On behalf of our client, IMRIS Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to the Staff’s letter of comments, dated June 28, 2012 (the “Comment Letter”), in respect of the above noted filing.  The Company’s response below is keyed to the comment number contained in the Comment Letter.

1.
It appears that you have “redacted” and “removed” information from Exhibit 99.1 of your Form 6-K dated March 1, 2012.  Please tell us when you filed a confidential treatment request related to those redactions.  Refer to Staff Legal Bulletin No. 1, available on our website http://sec.gov./interps/legal/slbcf1.txt.  Also, we note that the agreement that is subject of the Form 6-K is dated April 30, 2010.  Given the date of the Form 6-K, please provide your analysis as to whether the Form 6-K was submitted “promptly.”  See General Instruction B to Form 6-K. Finally, please submit final, executed agreements as exhibits; we note that Exhibit 99.1 is unsigned.

The Company respectfully submits that (a) the Company is not required to submit a confidential treatment request in connection with the Form 6-K in question (the “Form 6-K”), (b) the Form 6-K was filed on a timely basis, and (c) the Company was not required to file a final, executed agreement as an exhibit to the Form 6-K.

Pursuant to General Instruction B of Form 6-K, submissions on Form 6-K are required to include only information that is material and that an issuer (emphasis added):  (a) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, (b) files or is required to file with a stock exchange

July 9, 2012

on which its securities are traded and which was made public by that exchange, or (c) distributes or is required to distribute to its security holders.

Therefore, under cover of Form 6-K, issuers are required only to furnish disclosure that is contained in reports filed or made public (or required to be filed on made public) in the applicable issuer’s home jurisdiction.  Under the applicable home jurisdiction rules in Canada, the Company was permitted to file, without any requirement to file with the Canadian regulatory authorities an application for confidential treatment, a redacted, unsigned version of the agreement in question, and the agreement was not required to be filed in Canada until March 1, 2012.  Therefore, under the rules applicable to Form 6-K, the Company was required to furnish on EDGAR only the redacted, unsigned version that was filed in Canada.  The Form 6-K was furnished on March 1, 2012, the same day that the agreement in question was filed in Canada.

The Company confirms that the version of the agreement furnished as part of the Form 6-K, including the redactions and the lack of signature, is in the same form as the version of the agreement that was filed in Canada on March 1, 2012.  The form of the agreement filed in Canada may be accessed as a “Material Document” under the Company’s profile on www.sedar.com, which is the website similar to EDGAR that is maintained by the Canadian securities regulatory authorities.

It is important to note that the Company files its annual report with the SEC on Form 40-F rather than on Form 20-F.  Unlike Form 20-F, Form 40-F does not include a requirement to file material contracts as exhibits.  Therefore, there is no requirement for the Company to file the complete agreement as part of its Form 40-F, and there is thus no requirement for the Company to incorporate the Form 6-K by reference into its Form 40-F.  The Company acknowledges that if in the future it were ever to cease being eligible to file annual reports on Form 40-F, it would be required to seek at the time of filing of its Form 20-F, confidential treatment for any redacted information contained in agreements required to be filed as exhibits to the Form 20-F.

Therefore, the Company respectfully submits that it was not required to seek confidential treatment for the redacted portions of the agreement or to file an executed version of the agreement, because the Company’s only obligation was to furnish on Form 6-K the information that was required to be filed in Canada.

With respect to the timeliness of the submission of the Form 6-K, as noted above the Form 6-K was furnished on the same day that the agreement in question was filed in Canada.  Therefore, the Company respectfully submits that the Form 6-K was submitted “promptly” following the occurrence of the event that required the Form 6-K to be submitted.

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

July 9, 2012

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly, /s/ Daniel M. Miller Daniel M. Miller

cc:           H. David Graves
Kelly McNeill
IMRIS Inc.
Michael Dunleavy
LaBarge Weinstein LLP